Northern Dynasty Completes Acquisition of Cannon Point

October 29, 2015 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) and Cannon Point Resources Ltd. (TSXV: CNP) (“Cannon Point”) are pleased to announce that today Northern Dynasty completed the previously announced plan of arrangement (the “Arrangement”) pursuant to which Northern Dynasty has acquired 100% of the issued and outstanding common shares of Cannon Point. Pursuant to the Arrangement, Northern Dynasty issued an aggregate of 12,881,344 common shares to the former shareholders of Cannon Point (0.376 of a Northern Dynasty common share for each issued Cannon Point common share). In addition, an aggregate of 8,375,000 share purchase warrants of Cannon Point were exchanged for an aggregate of 3,149,000 share purchase warrants of Northern Dynasty exercisable at a price of $2.13 per share on or before December 17, 2015, and an aggregate of 3,312,500 stock options of Cannon Point were exchanged for an aggregate of 1,245,500 stock options of Northern Dynasty with exercise prices ranging from $0.29 to $0.43 per share. All such options will expire on January 29, 2016, with the exception of an aggregate of 676,800 options which will retain their original expiry date.

Pursuant to the Arrangement, Mr. Gordon Keep was appointed as a director of Northern Dynasty.

The Arrangement was approved by 100% of the votes cast by securityholders of Cannon Point at an annual general and special meeting held on October 23, 2015. Final approval for the Arrangement was obtained from the Supreme Court of British Columbia on October 28, 2015. As a result of the Arrangement, Cannon Point became a wholly-owned subsidiary of Northern Dynasty. Cannon Point common shares will be delisted from the TSX Venture Exchange after market close on October 29, 2015, and Northern Dynasty will make applications to the relevant securities commissions for Cannon Point to cease to be a reporting issuer under Canadian securities laws.

Full details of the Arrangement and certain other matters are set out in the management information circular of Cannon Point dated September 14, 2015, a copy of which can be found under Cannon Point’s profile on SEDAR at www.sedar.com.

Shareholders of Cannon Point who have questions or who may need assistance with the completion of letters of transmittal are advised to contact Computershare Investor Services at:

North American Toll Free:	1-800-564-6253
Email:	corporateactions@computershare.com

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, such as those that address the in-progress financings and plan to complete certain regulatory filings are forward-looking statements. These statements include expectations about the likelihood of completing a financing and merger transaction and the ability of the Company to secure regulatory acceptance for its prospectus and registration statements. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company's home jurisdiction filings at www.sedar.com and its filings with the United States Securities and Exchange Commission.